UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS MINING MILLION TONNES OF COAL AT ELGA DEPOSIT

Moscow, Russia – August 7, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports having mined a millionth tonne of coal since operations began at the Elginsky open pit.
The millionth tonne of coal was mined at the N16 seam by excavator operator
Sergey Klimov and shipped out by dumping truck driver Mikhail Nagibin. The millionth tonne consisted of high-quality coking coal.
Currently work still continues on transferring Elga’s seasonal washing plant to all-year operation mode. The works are scheduled to be completed in
October-November, which will enable the plant to reach 2.7-million-tonne annual capacity.
“Today, Mechel is creating a powerful, high-tech industrial cluster in South
Yakutia, aimed at developing the region as a whole and trade ties with Asia
Pacific,” Russia’s Minister for Development of the Far East Alexander Galushka
stressed.
“The Elga project fully complies with the goals and tasks set by the Program for
Development of Russia’s Coal Industry till 2030 as approved by the Russian government, in accordance with which Mechel launched new facilities in the immense South-Yakutian coal field. Development of this field will enable creation of a new industrial cluster in Eastern Russia and increase the competitive value of Russian coal products on the international market due to its favorable geographic location,” Russia’s Deputy Energy Minister Anatoly
Yanovsky said.
“Successful development of the Elga coal deposit is extremely important for the energy industry’s functioning and creation of a competitive atmosphere on the
Far East’s coal market. Today the Far East’s leading supplier of electricity and heat — RAO Energy System of East — is at the same time the leading consumer of steam coal in the country, which accounts for more than 50% of the company’s energy balance. I hope that ensuring stable supply of the Elga deposit’s coal products will undoubtedly play its part in the further de-monopolization of the
Far East’s coal market and expand the range of coals used by power stations,”
Director General of RAO Energy System of East Sergey Tolstoguzov said.
“Since August 2014, Elga Coal Complex reached a monthly mining capacity of
200,000 tonnes of run-of-mine coal. By the end of the year, we plan to mine 1.35 million tonnes of coal, demand for which is already assured by contracts with several Russian steelmakers and leading Asia Pacific coal consumers which will be buying over half of the deposit’s output in the future. Production of the millionth tonne is a milestone event for us, which proves that the Elga project has a real and tangible future. I congratulate Elga’s 1,500 employees and wish them more success,” Mechel OAO’s Chief Executive Officer Oleg Korzhov commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 7, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO